
05009414

82-34

Santos

www.santos.com

5 July 2005

Santos Accelerates Tipperary Acquisition

Further to the announcement from Santos Limited ("Santos") dated 1 July 2005 regarding the proposed acquisition of Tipperary Corporation ("Tipperary") and Tipperary Oil and Gas Australia Pty Ltd ("TOGA"), Santos today announced that it has entered into a definitive agreement with Slough Estates plc, the parent company of Slough Estates USA, Inc. ("Slough") to accelerate the acquisition of Slough's interests in Tipperary and TOGA.

Slough's interests, comprising approximately a 54% shareholding in Tipperary, a 10% equity interest in TOGA, and debt owed to Slough by Tipperary will be acquired by Santos effective 13 July 2005 (US time).

The acquisition price for the Tipperary shares and warrants held by Slough is based on US$7.39 per share. Santos has also agreed with Tipperary to increase to US$7.43 per share the amount to be received by the minority shareholders under the previously announced merger. Total cash consideration for the acquisition, including the assumption of debt, remains unchanged at approximately US$466 million.

Following settlement of the Slough interests, Santos will be entitled to appoint a majority of the members of the Tipperary Board. Three independent directors will continue to serve on the Board pending the Tipperary shareholders' meeting to approve the merger, which is expected to take place early in the fourth quarter. At this meeting, Santos will vote its Tipperary shareholdings in favour of the merger, and those votes will count towards the two-thirds shareholder approval required to approve the merger.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

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newsrelease


Santos Limited
Acquisition of Premier Coal Seam Methane Position
Investor Briefing
4 July 2005
Santos

Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be effected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Transaction Structure

- Cash "merger" offer for Tipperary Corp
- Recommended by Board
- 66.7% shareholder approval
- 54% Slough stake voted in favour
- Anticipated close early 4Q

- Acquisition of Slough's 10% direct holding in Tipperary Oil and Gas Australia

Net Result
100% equity in Tipperary Corporation
&
100% equity in Tipperary Oil and Gas Australia

- Total consideration US$466m, including assumption of debt.
- Funded from internal resources.

Santos

Assets Acquired

- Key asset is Fairview CSM field in Queensland's Bowen Basin
  - Working interest of approx 75%
  - Reserves [1]

1P	578 bcf	103 mmboe
2P	1,365 bcf	243 mmboe

  - Commenced production in 1994, currently 38TJ/day
- Over 4,000km² Bowen Basin exploration acreage
  - Adjacent to Santos Denison and Mahalo acreage
- Relatively small US asset base
  - 3 bcf 1P reserves, 220 bcf 2P
  - Strategy to be reviewed

Note 1: Reserves prepared by Schlumberger Technology Corporation and disclosed by Tipperary on 26 April 2005

Santos

Financial Summary

- Implied 2P reserves multiple of A$0.45/mcfe
- Priced favourably against comparables
  - Origin acquisition of OCA minorities (2003) implied A$0.55/mcfe(1)
  - CH4 trading at A$0.60/mcfe
  - Qld Gas trading at A$0.47/mcfe
- Mildly dilutive to earnings in early years, then accretive
- Neutral impact on cash flow per share in first years, then accretive

Santos

Santos strategy in three parts


Egypt, ME/NA, SE Asia
Cement emerging core areas
Indonesia, Timor/Bonaparte
Enhance existing core areas
Australian Oil, Australian domestic gas
2001
2003
2005
2007
2009
2011
2012

Santos


Core gas business is enhanced
+ 391 mmboe contingent resources in PNG
256 PJ
1051 PJ
271 PJ
PJ
3500
3000
2500
2000
1500
1000
0
Santos


Coal Seam Methane Strategy
Position Santos as number 1 or 2
Target quality assets with optionality
Enter early, capture value growth
Apply distinctive advantages to lever asset value
Santos


Position Santos as # 1 or 2 in CSM
Santos


Position Santos as # 1 or 2 in CSM
Exploration
Evaluation
Pilot
Production
Other CSM Assets
Santos

Target quality assets: resources



NPV Cost of Development & Production

Low cost producer

High quality resource

- 10 years of proven production
- Operatorship

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fairview	●●●	●●●	●●	●●●	●●●	●●●	●●
Scotia	●●●	●●	●●●	●●●	●●	●●●	●●●
RSG	●●	●●	●●	●	●	●●	●
Walloons	●●	●●●	●●	●●	●●	●●	●
San Juan	●●●	●●	●●	●●●	●●●	●●●	●●●
Powder River	●	●●●	●●	●	●	●	●●●
Black Warrior	●●●	●●	●●	●	●	●	●

Santos

Target quality assets: location

- Near markets
- Near infrastructure
- Complements existing acreage
- Synergies with other Santos assets
- Cost reduction opportunities
- Extends exploration acreage position



Gladstone
Rolleston
Fairview Field
Yellowbank CTP
Scotia
Roma
Wallumbilla
Brisbane
Moonie
0 100
Kilometres

Legend
Santos acreage
Tipperary acreage
Extent of Bowen & Surat Basins
Gas pipeline
Oil pipeline

Santos

Target quality assets: market options

- Existing strong contract base
- Swap opportunities
- Multiple gas contracting options



Townsville
NW Qld
NT
QLD
Gladstone
Fairview
Brisbane
Moomba Hub
SA
NSW
NSW / ACT
VIC

Santos

Enter early: capture value growth

1970-80's	1990's	2000-2004	Now/Future
Research /Explore	Discover Production Innovation/ Testing	Broad based Commercialisation	Value Added Growth/ Consolidation

CSM Industry

Santos commences exploration

Santos commences production

Santos acquires Tipperary

Santos

Enter early: proven concept and capability

- First CSM exploration at Scotia (1996)
- Gas sales contract for up to 120 PJ with CS Energy (2000)
- Scotia production (2002)
- Separate Santos CSM team established (2004)



Scotia Production History
Field Production (TJ/d)
Connection of 2003 wells
Connection of 2004 wells
Field Production (TJ/day)
Well Count
2002
2003
2004
2005

Santos

Apply distinctive advantages

Value driver		Santos competitive advantage
Further reducing capital costs Reducing operating costs Acceleration of development	cost	- Largest onshore driller and operator - Economies of scale - CSM experience - Synergies opportunities - Santos infrastructure
Market acceptance of CSM Market penetration	market	- Reserve optionality - Production alternatives - Unique market position - Santos infrastructure



cost
market

Santos

Santos is Australia's premier domestic gas company

Santos